SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 17, 2002

By: [signature]
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	Thomson Financial Corporate Group	
Investor Relations/Media Relations	Investor Relations	Investor Relations
Dr. S.K. Chen	In US:	In Hong Kong:
886-6-507-7712	Mark Jones	Andrew Mak
s.k._chen@chipmos.com.tw	1-212-701-1851	852-2905-3181
	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS/Bermuda Breaks Ground for New Factories in Shanghai Qingpu Industrial Zone

Shanghai, China, June 17, 2002 – In a ceremony hosted by S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMOS/Bermuda"), the Company today marked the breaking of ground for its new IC testing and assembly factories in Shanghai Qingpu Industrial Zone. Distinguished guests, including Mr. Chen Liangyu, Mayor of Shanghai City, customers, industrial peers, suppliers and other principals from local banks, industrial analysts and academic researchers, were invited to attend the ceremony.

"This groundbreaking is the symbolic first step in establishing the new facility. Our decision to build the factories in the Qingpu Industrial Zone and our determination to complete them on time and within budget re-emphasizes our commitment to customer satisfaction and meeting customer requirements for on-time delivery and short cycle times," said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda. "The new facilities will not only create a competitive advantage for us as we continue to expand our global reach, but will also allow us to achieve further growth and capacity expansion."

Chen Liangyu, Mayor of Shanghai City said, "ChipMOS/Bermuda is one of the leading providers of semiconductor testing and assembly services. We are very pleased to have a partner like ChipMOS/Bermuda develop its IC business here. Going forward, we will continue providing full support to the Company in order to create a win-win situation for both parties."

The 25000-square-meter facility is the first phase of the Company's plan to set up operations in the Qingpu Industrial Zone. Construction of the facility will begin by September 2002 and full-scale production is expected to begin by the third quarter of 2005, with a planned capacity of 50 million pieces per month. The initial services will include testing and assembly of memory, liquid crystal display driver IC, and module and sub-system manufacturing.

This press release contains forward-looking statements that are subject to significant risks and uncertainties. These statements are indicated by the use of forward looking terminology such as the words believe, expect, intend, anticipate, estimate, plan, project, may, will or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Please see "Item 3 – Key Information – Risk Factors" in our Registration Statement on Form 20-F/A, dated June 15, 2001 for a discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. In addition, risks inherent in operating in the uncertain regulatory environment currently existing in the People's Republic of China may cause the expected commencement of full-scale production to be delayed significantly beyond our current expectations.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to a broad range of customers worldwide, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/